Exhibit 99.1




                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526



                ELAN REPORTS FIRST QUARTER 2004 FINANCIAL RESULTS


DUBLIN, IRELAND, MAY 13, 2004--Elan Corporation, plc today announced its first quarter 2004 results and provided an update on the progress of its product development activities.

Commenting on the results Kelly Martin, Elan's President and Chief Executive Officer, said " In the first quarter of 2004, we continued our execution momentum across our core therapeutic areas of neurodegenerative diseases, autoimmune diseases and severe pain. Our key second-quarter filings are on track
- Antegren for multiple sclerosis in the United States and Europe, and Prialt for severe pain in the United States - and we continue discussions with the United States and European regulators regarding potential filings for Antegren as a treatment in Crohn's disease. Operationally, we are preparing for the anticipated launches of Antegren and Prialt, with specific targeted investments in the specialised infrastructure and personnel required for successful product launches".

The financial highlights of Elan's performance from continuing operations are set out below. The results of the group's discontinued operations under U.S. GAAP are presented as a separate component of net loss for the current and prior periods. Details of the group's discontinued operations are discussed on page 8.

Elan First Quarter 2004 Financial Results
Page 2


First Quarter 2004 Financial Highlights - Continuing Operations

o Total revenue decreased 29% to $159.0 million compared to $224.7 million in the first quarter of 2003 due principally to the divestment of a number of products as part of the completed recovery plan.

o Revenue from retained products increased 7% to $75.4 million from $70.5 million in the first quarter of 2003.

o Net loss from continuing operations was reduced by 52% to $67.1 million ($0.17 loss per share) from $140.2 million ($0.40 loss per share) in the first quarter of 2003.

o Total operating expenses were reduced by 29% to $212.6 million from $298.9 million in the first quarter of 2003.

o Negative EBITDA was reduced by 57% to $32.4 million from $75.4 million in the first quarter of 2003. (See "Non-GAAP Financial Information" on page
     5).

o Net investment related gains of $10.7 million compared to net investment losses of $39.4 million in the first quarter of 2003.

o Cash and cash equivalents at March 31, 2004 of $910.9 million compared to $807.5 million at December 31, 2003.

o The sale of Elan's interests in Zonegran(TM)to Eisai Co., Ltd. and Eisai Inc. was completed realising approximately $130 million in April 2004. Additional future deferred purchase payments of up to $110.0 million could be received.

o Agreed to terminate the development and license agreements regarding Frova(TM) and to sell Elan's commercialisation rights for Frova to Vernalis plc for up to $55.0 million.

R&D Highlights

o Elan, in collaboration with Biogen Idec is on target to submit a Biologics License Application ("BLA") to the U.S. Food and Drug Administration ("FDA") and a Marketing Authorisation Application ("MAA") to the European Agency for the Evaluation of Medicinal Products ("EMEA") for Antegren(TM) (natalizumab) as a potential treatment for multiple sclerosis ("MS") in the second quarter of 2004.

Elan First Quarter 2004 Financial Results
Page 3


o Elan, in collaboration with Biogen Idec, continues its discussions with the regulatory agencies in the United States and Europe regarding the timing of filings for Antegren as a potential treatment in Crohn's disease. Data from the Phase III induction trial (ENACT-1) and the maintenance trial (ENACT-2) for Crohn's disease will be presented at the Digestive Disease Week meeting in New Orleans next week.

o During the first quarter of 2004, two new trials with Antegren were initiated: A Phase III induction study to evaluate Antegren in patients with Crohn's disease and a Phase II trial to evaluate Antegren in patients suffering from rheumatoid arthritis.

o In January 2004, Elan announced that it had met the primary endpoint in its Phase III trial evaluating Prialt(TM) (ziconotide) in patients with severe chronic pain. Based on the positive results, the company is on target to file a supplement to its New Drug Application ("sNDA") with the FDA in the second quarter of 2004.

Elan First Quarter 2004 Financial Results
Page 4




                                                                                                      Three Months
                                                                                                     Ended March 31
 Unaudited Consolidated US GAAP Income Statement Data                                               2003            2004
                                                                                                    US$m            US$m
-------------------------------------------------------------------------------------------------------------------------
 Revenue (see page 8)
 Product revenue                                                                                   181.9           133.5
 Contract revenue                                                                                   42.8            25.5
                                                                                               ----------  --------------
 Total revenue                                                                                     224.7           159.0
                                                                                               ----------  --------------

 Operating Expenses (see page 12)
 Research & development                                                                             82.6            67.5
 Cost of goods sold                                                                                 74.4            50.3
 Selling, general & administrative                                                                 119.8            85.7
 Loss on disposal of businesses (net)                                                                5.6             3.7
 Recovery plan and other significant charges                                                        16.5             5.4
                                                                                               ----------  --------------
 Total operating expenses                                                                          298.9           212.6
                                                                                               ----------  --------------
 Operating loss                                                                                   (74.2)          (53.6)
                                                                                               ----------  --------------

 Net Interest and Investment Gains and Losses (see page 13)
 Net interest expense                                                                             (23.2)          (23.3)
 Investment gains                                                                                      -            44.8
 Investment losses and other                                                                      (39.4)          (34.1)
                                                                                               ----------  --------------
 Net interest and investment gains and losses                                                     (62.6)          (12.6)
                                                                                               ----------  --------------

 Net loss from continuing operations before tax                                                  (136.8)          (66.2)
 Taxation                                                                                          (3.4)           (0.9)
                                                                                               ----------  --------------
 Net loss before discontinued operations                                                         (140.2)          (67.1)
 Net income from discontinued operations (see page 17)                                              12.7             4.9
                                                                                               ----------  --------------
 Net loss                                                                                        (127.5)          (62.2)
                                                                                               ==========  ==============


 Basic and diluted loss per ordinary share - continuing operations                               ($0.40)         ($0.17)

 Basic and diluted income per ordinary share - discontinued operations                             $0.04           $0.01

 Basic and diluted loss per ordinary share - net loss                                            ($0.36)         ($0.16)

 Weighted average number of ordinary shares outstanding (millions)                                 349.9           385.9


Elan First Quarter 2004 Financial Results
Page 5



                                                                                             Three Months
 Non-GAAP Financial Information Reconciliation Schedule                                     Ended March 31
                                                                                              2003         2004
                                                                                              US$m         US$m
 EBITDA
 Operating loss                                                                             (74.2)       (53.6)
 Depreciation and amortisation included in operating loss                                     39.5         32.8
 Amortised revenue included in total revenue                                                (40.7)       (11.6)
                                                                                       -------------------------
 EBITDA (see page 13)                                                                       (75.4)       (32.4)
                                                                                       =========================



To supplement our consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation), a non-GAAP measure of operating results. Elan has also provided EBITDA guidance for 2004, which has been calculated on a consistent basis. EBITDA is defined as operating income/(loss) plus/minus depreciation and amortisation of costs and revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to operating loss is set out in the table above titled "Non-GAAP Financial Information Reconciliation Schedule".

Elan First Quarter 2004 Financial Results
Page 6




 Unaudited Balance Sheet Data                                                      December 31         March 31
                                                                                          2003             2004
 Assets                                                                                   US$m             US$m
----------------------------------------------------------------------------------------------------------------
 Current Assets
 Cash and cash equivalents                                                               807.5            910.9
 Marketable investment securities                                                        349.4            331.8
 Held for sale assets (1)                                                                211.1             77.2
 Other current assets                                                                    200.6            192.1
                                                                              ----------------------------------
                                                                                       1,568.6          1,512.0

 Intangible assets                                                                       880.4            884.0
 Property, plant and equipment                                                           369.1            324.5
 Investments and marketable investment securities                                        192.9            160.0
                                                                              ----------------------------------
 Total Assets                                                                          3,011.0          2,880.5
                                                                              ----------------------------------

 Liabilities and Shareholders' Equity
 Shareholders' equity                                                                    599.1            536.4
 Accounts payable and accrued liabilities                                                365.3            333.8
 Held for sale liabilities                                                                27.9              7.2
 Deferred income                                                                         154.8            142.9
 Guarantee provision - EPIL II due June 2004                                             344.5            358.3
 Product acquisition payments                                                             19.4              1.9
 6.5% convertible guaranteed notes due 2008                                              460.0            460.0
 EPIL III Notes due 2005                                                                 390.0            390.0
 7.25% senior notes due 2008                                                             650.0            650.0
                                                                              ----------------------------------
 Total Liabilities and Shareholders' Equity                                            3,011.0          2,880.5
                                                                              ----------------------------------


                                                                                                           US$m
 Reconciliation of Movement in Shareholders' Equity
 At December 31, 2003                                                                                     599.1
 Net loss for the three months ended March 31, 2004                                                      (62.2)
 Movement on unrealised gains on securities                                                               (7.3)
 Other                                                                                                      6.8
                                                                                               -----------------
 At March 31, 2004                                                                                        536.4
                                                                                               -----------------


(1) In accordance with SFAS No. 144, Elan has recorded as held for sale the assets and liabilities related to the Zonegran product, the divestiture of which was closed during the second quarter of 2004. As at December 31, 2003, Elan also recorded as held for sale the assets and liabilities related to its former European sales and marketing business and Elan Pharma S.A., a manufacturing and research and development business based in Mezzovia, Switzerland. Each of these divestments closed during the first quarter of 2004.

Elan First Quarter 2004 Financial Results
Page 7



                                                                         Three  Months Ended  March 31
                                                                                      2003                   2004
 Unaudited Cash Flow Data                                                             US$m                   US$m
---------------------------------------------------------------------------------------------------------------------
 Cashflows from operating activities                                                (66.4)                 (26.9)
 Movement on debt interest and tax                                                  (24.0)                 (25.7)
 Working capital movement                                                            (1.9)                 (32.3)
 Net (purchase of)/sale of tangible assets                                           (8.6)                   30.3
 Net proceeds from sale of investments                                               153.5                   56.8
 Net purchase of intangible assets                                                  (64.6)                 (35.3)
 Proceeds of business disposals                                                        6.2                  133.7
 Cash flows from financing activities                                                (1.7)                    2.8
---------------------------------------------------------------------------------------------------------------------
 Net Cash Movement                                                                   (7.5)                  103.4
 Cash and cash equivalents at beginning of period                                  1,013.9                  807.5
---------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                                        1,006.4                  910.9
---------------------------------------------------------------------------------------------------------------------


Elan First Quarter 2004 Financial Results
Page 8


In 2003, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq(TM), the dermatology portfolio of products and Abelcet(TM) U.S./Canada within discontinued operations in the income statement. In the first quarter of 2004, the results and gains on the divestments of two products, which were marketed in the United Kingdom and Ireland, were also included as discontinued operations. Consequently, the revenues and costs of the first quarter in 2003 have been adjusted to reflect this treatment. There is no impact on the net loss in prior quarters. An analysis of the results of the discontinued operations is set out in Appendix 2.

During the course of the recovery plan, Elan sold a number of other assets and businesses (principally the primary care franchise and the European sales and marketing business), which in accordance with SFAS No. 144 are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example through ongoing supply arrangements or formulation activities.

The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Revenue
Total revenue decreased 29% to $159.0 million in the first quarter of 2004 from $224.7 million in the first quarter of 2003. An analysis of total revenue is set out on Appendix 1.

Elan's product revenue is analysed between revenue generated from currently retained products and revenue arising from products that have been divested or are subject to divestment agreements (including the Zonegran and Frova products).

Elan First Quarter 2004 Financial Results
Page 9


Total revenue can be further analysed as follows:

                                                                           Three Months Ended March 31
                                                                                       2003                  2004
(a) Product Revenue                                                                    US$m                  US$m

Revenue from retained products                                                        70.5                  75.4
Revenue from divested products                                                       102.9                  49.6
Amortised revenue - Adalat/Avinza                                                      8.5                   8.5
                                                                      --------------------- ---------------------
Total product revenue                                                                181.9                 133.5
                                                                      --------------------- ---------------------

(b) Contract Revenue

Amortisation of fees                                                                  32.2                   3.1
Research revenue and milestones                                                       10.6                  22.4

                                                                      --------------------- ---------------------
Total contract revenue                                                                42.8                  25.5
                                                                      --------------------- ---------------------
Total Revenue                                                                        224.7                 159.0
                                                                      --------------------- ---------------------


(a) Product Revenue
Total product revenue for the first quarter of 2004 was $133.5 million compared to $181.9 million in the first quarter of 2003, a decrease of 27%. The decline in product revenue in 2004 is due principally to the divestment of a number of products as part of the recovery plan.

Revenue from retained products
Revenue from retained products was $75.4 million in the first quarter of 2004 compared to $70.5 million in the first quarter of 2003, an increase of 7%. This increase primarily reflects the growth in prescriptions and demand for those retained products offset by a reduction in revenue from contract manufacturing and royalties.

Sales of Maxipime(TM) and Azactam(TM) in the first quarter of 2004 were $42.0 million, an increase of 24% over the comparable period in 2003, reflecting stronger demand in 2004 and lower revenues in 2003 due to adjusting wholesaler inventories. Sales in the first quarter of 2004 were in line with the fourth quarter of 2003. Maxipime audited sales volumes for the first quarter of 2004 increased by 5.4% compared to the same period in 2003 while revenues increased from $18.4 million to $28.2 million. Azactam audited sales volumes for the first quarter of 2004

Elan First Quarter 2004 Financial Results
Page 10


increased by 6% compared to the same period in 2003 while revenues decreased from $15.6 million to $13.8 million.

Contract manufacturing and royalties were $24.1 million in the first quarter of 2004 compared to $30.8 million in the first quarter of 2003 and $23.0 million in the fourth quarter of 2003. The decline in contract manufacturing and royalty revenue of 22% when compared to the same quarter of 2003 was primarily due to wholesaler activity in relation to the Verelan(TM) product in 2003.

Revenue from divested products
As previously announced in March 2004, Elan agreed to sell its rights to Zonegran and Frova, including related inventories. The sale of Zonegran closed on April 27, 2004, resulting in total consideration of approximately $130 million before making a $17.0 million payment to Dainippon Pharmaceutical Co., Ltd. related to the assignment of the Zonegran license agreements. Further deferred consideration of up to $110.0 million (including a $25.0 million milestone on the receipt of European regulatory approval for Zonegran) may be received in 2004 and 2005 provided no generic competitor product enters the market prior to December 31, 2005. The sale of Frova is expected to close in the second quarter of 2004 and will result in payments to Elan estimated at a total of $55.0 million in the period to December 31, 2005. On closing Elan will pay about $10.0 million to terminate arrangements with UCB.

Product revenue from these businesses and products was $36.7 million in the first quarter of 2004 compared to $21.2 million in the first quarter of 2003. The book value of intangible assets associated with Zonegran and Frova were $47.6 million and $22.4 million, respectively, at March 31, 2004. Inventories held at March 31, 2004, were approximately $30 million for Zonegran and approximately $5 million for Frova.

In February 2003, Elan announced the completion of the sale of its European sales and marketing business to Medeus Pharma Limited, a new U.K. pharmaceutical company backed by Apax Partners Funds. The total consideration amounted to approximately $120 million (subject to adjustment for certain movements in indebtedness and working capital in the period to completion) and approximately 180 employees of Elan's European sales and marketing business

Elan First Quarter 2004 Financial Results
Page 11

transferred their employment to Medeus Pharma Limited. Product revenue from this business was $10.6 million in the first quarter of 2004 compared to $25.6 million in the first quarter of 2003.

During 2002 and 2003 Elan sold a number of other products and businesses, which contributed $56.1 million to product revenue in the first quarter of 2003 compared to $2.3 million in the first quarter of 2004.

Amortised Product Revenue
The first quarter of 2004 and 2003 includes $8.5 million of amortised revenue related to the licensing of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza(TM) license agreement with Ligand Pharmaceuticals, Inc. The remaining unamortised revenue on these products of $94.7 million will be recognised as revenue over the next three years reflecting Elan's ongoing involvement in the manufacture of these products.

(b) Contract Revenue
Contract revenue in the first quarter of 2004 was $25.5 million compared to $42.8 million in the same period of 2003, a decrease of 40%. The amortisation of fees amounted to $3.1 million in the first quarter of 2004 compared to $32.2 million in the first quarter of 2003. Of the $32.2 million in amortised fees in the first quarter of 2003, $25.6 million (2004: $nil), related to business ventures.

As part of the recovery plan outlined on July 31, 2002, Elan completed a review of its business venture programme and, as a result, all of the business ventures have been terminated, restructured or are now inactive. The reduction in amortised fees during the first quarter of 2004 arose primarily from the restructuring and termination of business ventures, which started in 2002. There are no remaining unamortised fees from the business ventures at March 31, 2004.

Research revenue and milestones amounted to $22.4 million in the first quarter of 2004 compared to $10.6 million in the first quarter of 2003 reflecting an increase in milestones earned by Elan's drug delivery business. This increase results primarily from the receipt of a milestone payment from King Pharmaceuticals Inc. ("King") of $11.0 million in respect of Sonata(TM).

Elan First Quarter 2004 Financial Results
Page 12

Gross Profit

The gross profit margin on product revenue was 62% in the first quarter of 2004 compared to 59% in the first quarter of 2003. The increase in the gross margin in 2004 principally reflects the payment of royalties to Pharma Marketing Ltd. ("Pharma Marketing") in the first quarter of 2003 of $11.9 million, which is included in cost of sales. No royalties were paid to Pharma Marketing in the first quarter of 2004, following the termination of all remaining agreements with Pharma Marketing in the fourth quarter of 2003.

Operating Expenses

Research and development expenses were $67.5 million in the first quarter of 2004 compared to $82.6 million in the first quarter of 2003. This reduction reflects the refocusing of research and development efforts on key programmes:
Antegren, Prialt and the Alzheimer's programmes. Selling, general and administrative expenses decreased by 28% to $85.7 million in the first quarter of 2004 from $119.8 million in the first quarter of 2003. This year over year decline is expected to continue in 2004 but at a slower pace reflecting the successful implementation of the recovery plan and related cost reduction initiatives.

Operating expenses in the first quarter of 2004 in respect of the European sales and marketing business which was divested during the quarter, and the Zonegran and Frova products for which agreements to divest were executed during the first quarter of 2004 amounted to $38.5 million. Included in the $38.5 million is $15.0 million in respect of cost of goods sold, and $23.5 million in respect of selling general and administration expenses.

Recovery Plan and Other Significant Charges / Gains

                                                                              Three Months Ended March 31
                                                                                       2003                     2004
                                                                                       US$m                     US$m
Net loss on divestment of businesses                                                   5.6                      3.7
Severance costs, relocation and exit costs                                             3.1                      1.8
Costs related to shareholder litigation, SEC investigation                             3.0                      4.3
Other                                                                                 10.4                    (0.7)
                                                                      --------------------- ------------------------
                                                                                      22.1                      9.1
                                                                      --------------------- ------------------------


Elan First Quarter 2004 Financial Results
Page 13


Negative EBITDA
EBITDA for the first quarter of 2004 was negative $32.4 million compared to $75.4 million in the first quarter 2003. The reduction in negative EBITDA results primarily from the improvement in gross margin, the receipt of milestones from King and the reduction in operating expenses of 29%.

Net Interest and Investment Gains and Losses
Net interest and investment gains and losses amounted to a loss of $12.6 million in the first quarter of 2004 compared to a loss of $62.6 million in the first quarter of 2003.

In the first quarter of 2004, net interest expense amounted to $23.3 million compared to $23.2 million in the first quarter of 2003, reflecting the interest costs associated with the $460.0 million convertible notes issued in the fourth quarter of 2003, offset by lower interest expense due to Liquid Yield Option Notes ("LYONs") repurchases. The gain on investments in the first quarter of 2004 of $44.8 million included realised gains on investment disposals of $32.1 million and $12.7 million in relation to the mark-to-market of certain investments including managed funds. This gain was offset by investment and other losses of $34.1 million including investment impairments of $16.0 million and an increase in the EPIL II guarantee provision of $13.8 million.

In addition, as a result of the sale of certain publicly quoted investments and the mark-to-market of others, there was a net reduction in unrealised gains recorded as part of shareholders' equity of $7.3 million.

Liquidity
At March 31, 2004, Elan had $910.9 million in cash and cash equivalents compared with $807.5 million at December 31, 2003.

Elan First Quarter 2004 Financial Results
Page 14


At March 31, 2004, the major contracted and potential non-operating cash payments relating to Elan's business are:

---------------------------------------------------- ------------ ----------- ------------- ----------- -----------
                                                       Less than                   4 years
                                                        One year   1-3 years     and after       Total    Dec 2003
                                                            US$m        US$m          US$m        US$m        US$m
----------------------------------------------------  ------------ ----------- ------------- ----------- -----------

 7.25% Senior Notes (2008)                                     -           -         650.0       650.0       650.0
 6.5% Convertible Notes                                        -           -         460.0       460.0       460.0
 Fixed Product Payments                                      1.9           -             -         1.9        19.4
 EPIL II (1)                                               450.0           -             -       450.0       450.0
 EPIL III                                                      -       390.0             -       390.0       390.0
 3.25%  LYONs                                                  -           -           0.9         0.9         0.9
 Capital Lease Obligations (2)                              10.0        20.3          51.5        81.8        85.4
                                                     ------------ ----------- ------------- ----------- -----------
                                                           461.9       410.3       1,162.4     2,034.6     2,055.7
 Operating  Lease Obligations (2)                           15.3        31.7          96.8       143.8       157.6
                                                     ------------ ----------- ------------- ----------- -----------
 Total                                                     477.2       442.0       1,259.2     2,178.4     2,213.3
---------------------------------------------------- ------------ ----------- ------------- ----------- -----------


(1) In order to comply with U.S. GAAP, $358.3 million of this amount (2003:
    $344.5 million) is provided on the balance sheet.

(2) In accordance with SEC Release No.43-47264 "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations", which is effective for financial statements ending on or after December 15, 2003, operating and capital lease obligations have been included in the table of contractual and potential future payments.

Qualifying Special Purpose Entity ("QSPE")
Elan has guaranteed loan notes issued by EPIL II (a QSPE, which is not consolidated under U.S. GAAP) to the extent that the investments held by it are insufficient to repay the loan notes and accrued interest when they fall due. The aggregate principal amount outstanding under the loan notes issued by EPIL II was $450.0 million at March 31, 2004, and is repayable on June 28, 2004. The investments held by EPIL II will be sold to meet the maturity of the loan notes. The estimated value of the investment portfolio at March 31, 2004, using established financial valuation methodologies consistent with the requirements of U.S. GAAP and which does not reflect any liquidity discount, was $67.1 million. In addition, EPIL II had cash and receivable balances of $35.8 million.

During the first quarter of 2004, Elan increased the provision for its guarantee by $13.8 million to $358.3 million, reflecting the net reduction in the value of the investments held by EPIL II during this period after charging interest of $10.9 million for the quarter. After providing for the estimated investment shortfalls, the carrying values and cash position of EPIL II were as follows:

Elan First Quarter 2004 Financial Results
Page 15

                                                                  US$m

Investments in public companies                                   61.0
Investments in private companies                                   6.1
Cash and amounts due from investment disposals                    35.8
Accrued interest and expenses                                   (11.2)
                                                       ------------------
Total assets                                                      91.7
Provision for guarantees                                         358.3
                                                       ------------------
Total guaranteed indebtedness                                    450.0
                                                       ------------------

About Elan
Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing of advanced therapies in neurology, autoimmune diseases and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "guidance" "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Elan's intent to file with the FDA and the EMEA for approval for Antegren for MS; a delay in filing the Antegren BLA or MAA for MS; the potential of Antegren as a treatment for MS and Crohn's disease; Elan's intent to file the sNDA with the FDA for Prialt; a delay in filing the sNDA for Prialt; the potential of Prialt as an intrathecal treatment for severe pain; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan First Quarter 2004 Financial Results
Page 16



Appendix 1

Revenue Analysis - (Unaudited)                                     Three Months Ended March, 31
                                                                       2003                2004
                                                                       US$m                US$m
 Revenue from Retained Products
 U.S. Promoted Products
 Maxipime                                                              18.4                28.2
 Azactam                                                               15.6                13.8
 Myobloc                                                                3.5                 3.6
                                                           --------------------    ---------------
                                                                       37.5                45.6
 U.S. Non-promoted Products
 Zanaflex                                                               0.8                 0.4
 Other                                                                  1.4                 5.3
                                                           --------------------    ---------------
                                                                        2.2                 5.7

 Contract Manufacturing and Royalties                                  30.8                24.1

 Total Revenue from Retained Products                                  70.5                75.4

 Revenue from Divested Products (1)
 Skelaxin                                                              27.2                   -
 Sonata                                                                21.3                   -
 European business                                                     25.6                10.6
 Zonegran                                                              12.4                30.0
 Frova                                                                  8.8                 6.7
 Other                                                                  4.2                 0.2
 Rationalisation programme                                              3.4                 2.1
                                                           --------------------    ---------------
                                                                      102.9                49.6

 Amortised Revenue - Adalat/Avinza                                      8.5                 8.5

 Total Product Revenue                                                181.9               133.5

 Contract Revenue
 Amortisation of fees                                                  32.2                 3.1
 Research revenue and milestones                                       10.6                22.4
                                                           --------------------    ---------------
 Total Contract Revenue                                                42.8                25.5
                                                           --------------------    ---------------

 Total Revenue                                                        224.7               159.0
                                                           --------------------    ---------------

(1) Products that have been divested or are subject to divestment agreements

Elan First Quarter 2004 Financial Results
Page 17



Appendix 2
   Discontinued Operations (unaudited)                                     Three Months Ended March, 31
                                                                                           2003                2004
                                                                                           US$m                US$m
----------------------------------------------------------------------------------------------------------------------
   Revenue
   Product revenue  (1)                                                                    45.8                 5.1
   Contract revenue                                                                           -                   -
                                                                                   ---------------  ------------------
   Total revenue                                                                           45.8                 5.1
                                                                                   ---------------  ------------------

   Operating Expenses
   Research & development                                                                   4.2                   -
   Cost of goods sold                                                                      18.4                 0.3
   Selling, general & administrative                                                        7.9                   -
   Loss on disposal of businesses (net)                                                     0.8                   -
   Recovery plan and other significant charges                                              0.7                   -
                                                                                   ---------------  ------------------
   Total operating expenses                                                                32.0                 0.3
                                                                                   ---------------  ------------------
   Operating profit                                                                        13.8                 4.8
                                                                                   ---------------  ------------------

   Net Interest and Investment Losses
   Net interest expense                                                                       -                   -
   Investment gains                                                                           -                   -
   Investment losses and other                                                            (1.0)                 0.1
                                                                                   ---------------  ------------------
   Net interest and investment losses                                                     (1.0)                 0.1
                                                                                   ---------------  ------------------

   Net income from discontinued operations before tax                                      12.8                 4.9
   Taxation                                                                               (0.1)                   -
                                                                                   ---------------  ------------------
   Net income from discontinued operations                                                 12.7                 4.9
                                                                                   ---------------  ------------------

   Non-GAAP Financial Information
   EBITDA
   Operating profit                                                                        13.8                 4.8
   Depreciation and amortisation included in operating profit                               5.1                   -
   Amortised revenue included in total revenue                                           (10.5)                   -
                                                                                   ---------------  ------------------
   EBITDA                                                                                   8.4                 4.8

   Loss on divestment of businesses (net)                                                   0.8                   -
   Recovery plan and other significant charges                                              0.7                   -
                                                                                   ---------------  ------------------
   EBITDA before net losses on disposal of businesses and recovery plan related
   charges                                                                                  9.9                 4.8
                                                                                   ---------------  ------------------


(1) Includes net proceeds from the sale of product rights of $4.3 million in the first quarter of 2004 (2003: $10.5 million).